Exhibit 99

A

For Immediate Release

Alcon's Newest Antibiotic, VIGAMOX™ Ophthalmic Solution,

Proves Safe and Effective in Adults and Children

Fort Worth, Texas - April 16, 2003 - Alcon, Inc. (NYSE: ACL) announced today that it received approval from the U.S. Food and Drug Administration (FDA) of its newest antibiotic product, Vigamox™ (moxifloxacin ophthalmic solution) 0.5%, after a six-month review. Vigamox™ solution contains moxifloxacin, a potent fourth-generation fluoroquinolone antibiotic and is safe and effective for adults and children as young as one year old.

Vigamox™ solution, dosed only three times a day for seven days, treats bacterial conjunctivitis. Alcon has studied Vigamox™ solution extensively in three major clinical trials involving more than 1,400 patients.

Moxifloxacin is highly soluble, which allows it to be formulated at a higher concentration (0.5%) than other fourth-generation fluoroquinolones. It is very effective against many types of harmful bacteria that infect the surface of the eye. Vigamox™ solution also shows enhanced coverage of difficult-to-treat Gram-positive bacteria, a class including Staphylococcus and Streptococcus, which account for an estimated 80 percent of eye infections. It is also highly active against Chlamydia, as well as other emerging bacterial threats.

In addition to its therapeutic benefits, Vigamox™ solution is robust enough to be formulated without the preservative benzalkonium chloride, as a result of the inherent antimicrobial activity of moxifloxacin. It also has a near-neutral pH, resulting in a low incidence of stinging when applied in the eye - an especially important consideration for children. Furthermore, Vigamox™ solution provides excellent penetration into ocular tissues. Alcon expects Vigamox™ solution to be available within several weeks.

Alcon, Inc. is the world's leading eye care company. Alcon has been dedicated to the ophthalmic industry for more than 50 years and develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other drugs already on the market or competitive drugs that reach the market in the future, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton (Alcon Investor Relations)

800-400-8599

Mary Dulle (Alcon Public Relations)

817-551-8058

www.alconinc.com